EXHIBIT 12.1

ONEOK, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended
	December 31,
(Unaudited)	2002		2001
	(Thousands of Dollars)

Fixed Charges, as defined
Interest on long-term debt	$87,933		$109,229
Other interest	10,523		27,454
Amortization of debt discount and expense	7,949		3,475
Interest on lease agreements	8,878		5,698

Total Fixed Charges	115,283		145,856

Earnings before income taxes and undistributed income from equity investees	258,095		108,218

Earnings available for fixed charges	$373,378		$254,074

Ratio of earnings to fixed charges	3.24	x	1.74	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.